UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cinedigm Digital Cinema Corp.
(Name of Issuer)

Class A Common Stock, par value $.001 per share
(Title of Class of Securities)

172407108

(CUSIP Number)

Adam M. Mizel
55 Madison Avenue, Suite 300
Morristown, NJ  07960
(973) 290-0800
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04329108	13D	Page 2 of 5 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adam M. Mizel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 2,126,135*
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 2,126,135*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,126,135*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14.		TYPE OF REPORTING PERSON IN
* Includes 450,000 shares issuable upon the exercise of options that become exercisable on August 11, 2012 or earlier if certain Common Stock price targets are achieved.

CUSIP No. 04329108	13D	Page 3 of 5 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aquifer Capital Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 1,440,507
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 1,440,507
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,440,507
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 04329108	13D	Page 4 of 5 Pages

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On September 15, 2010, Mr. Mizel acquired 14,975 shares of Common Stock from the Issuer as part of the annual retainer for board service for the fiscal year ended March 31, 2010.

On December 20, 2010, the Fund distributed to its partners an aggregate of 665,304 shares of Common Stock, of which 120,654 were distributed to Mr. Mizel. No consideration was paid by Mr. Mizel or any other recipients in connection with this distribution.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Persons may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 2,126,135 shares of Common Stock as of December 20, 2010, which represent 6.8% of the Issuer’s outstanding shares of Common Stock.

This percentage calculation was based on 30,592,394 shares outstanding  as of November 10, 2010 as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 as filed with the Securities and Exchange Commission.

(c)           Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days:

Date	Amount Acquired (Disposed of)	Price Per Share
12/20/10	(665,304)	Shares disposed of by the Fund upon distribution to its partners for no consideration.
12/20/10	120,653	Shares acquired by Mr. Mizel upon distribution by the Fund for no consideration.

CUSIP No. 04329108	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2010	Aquifer Capital Group, LLC

	By:	/s/ Adam M. Mizel
Name: Adam M. Mizel Title: Principal

Dated: December 20, 2010
/s/ Adam M. Mizel
Name: Adam M. Mizel